JOHCM FUNDS TRUST

53 State Street, 13th Floor

Boston, Massachusetts 02109

February 12, 2021

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Ms. Karen Rossotto

Re:	JOHCM Funds Trust (the “Trust”)

Registration Statement on Form N-1A (File Nos. 811-23615 and 333-249784)

Dear Ms. Rossotto:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the effectiveness of the above-referenced registration statement on Form N-1A (the “Registration Statement”) be accelerated to Friday, February 12, 2021, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Christopher Labosky of Ropes & Gray LLP at 617-235-4732 as soon as the Registration Statement has been declared effective.

Very truly yours,

JOHCM FUNDS TRUST

By:	/s/ Mary Lomasney
Name:	Mary Lomasney
Title:	Secretary

FORESIDE FUND PARTNERS, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks
Title:	Vice-President